Exhibit 12.1
HCA Holdings, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six Months Ended		Year Ended December 31,
	June 30, 2011	June 30, 2010	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$984	$1,199	$2,231	$2,002	$1,170	$1,398	$1,863
Fixed charges, exclusive of capitalized interest	1,133	1,122	2,250	2,136	2,166	2,354	1,092

	$2,117	$2,321	$4,481	$4,138	$3,336	$3,752	$2,955

Fixed charges:
Interest charged to expense	$1,053	$1,046	$2,097	$1,987	$2,021	$2,215	$955
Interest factor on rental expense	80	76	153	149	145	139	137

	1,133	1,122	2,250	2,136	2,166	2,354	1,092
Interest capitalized	11	13	22	29	32	29	38

	$1,144	$1,135	$2,272	$2,165	$2,198	$2,383	$1,130

Ratio of earnings to fixed charges	1.85	2.05	1.97	1.91	1.52	1.57	2.61